UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, C.D.  20549

                           SCHEDULE 13G

       INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CONDUCTUS
                      _________________
                       (Name of Issurer)



                         COMMON STOCK
                _______________________________
                 (Title of Class of Securities)


                         206784100
                   _______________________
                        (CUSIP Number)



(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Portola Group, Inc.
           I.D. # 94-2594913

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)_____
                                                         (B)_____

(3)     SEC USE ONLY

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            3000 Sand Hill Road, Suite 2-145
            Menlo Park, CA  94025

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(5)     SOLE VOTING POWER

(6)     SHARED VOTING POWER  455,445

(7)     SOLE DISPOSITIVE POWER  455,445

(8)     SHARED DISPOSITIVE POWER

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           455,445

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.6%

(12)    TYPE OF REPORTING PERSON

           IA  (Investment Advisor)




Submitted by:                   Perry V. Olson, Director
                                February 13, 1998